

PEOPLES BANCORP INC. – P.O. BOX 738 - MARIETTA, OHIO – 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
April 24, 2008

Contact: Carol A. Schneeberger
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES FIRST QUARTER EARNINGS

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) announced first quarter 2008 net income of $5.6 million, or $0.55 per diluted share, compared to $5.6 million, or $0.53, for the first quarter of 2007. First quarter 2008 earnings produced a return on average equity and assets of 11.00% and 1.21%, respectively, compared to 11.59% and 1.22% for the same quarter in 2007.

"We are pleased to report higher first quarter earnings per share, improved net interest margin and net interest income, as well as strong deposit growth," said Mark F. Bradley, President and Chief Executive Officer. "We have seen an increase in nonperforming loans since year-end due primarily to one large commercial real estate loan being placed on nonaccrual status. However, we believe the specific loan is adequately collateralized, and our capital levels remain strong."

During the first quarter of 2008, management focused on reducing exposures to credit and interest rate risks by selling $7.2 million of preferred stocks issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation and two US agency collateralized mortgage obligations with an aggregate book value of $7.6 million. The preferred stocks were sold to reduce Peoples' exposure to those entities. The sale of the collateralized mortgage obligations was part of management's current strategy to lessen the exposure to a future rising interest rate environment within Peoples' investment portfolio. Peoples also sold several small-lot mortgage-backed securities. The net impact of the portfolio management initiatives produced a net gain of $159,000. Peoples also recognized a gain of $134,000 from the partial redemption of its equity interest in Visa USA.

Net interest income grew to $14.3 million for the quarter ended March 31, 2008, from $13.9 million for the prior quarter, while net interest margin expanded 11 basis points to 3.51%. Compared to the first quarter of 2007, net interest income was up 6% in the first quarter of 2008 and net interest margin expanded 19 basis points. Peoples' average earning assets, although up from a year ago, were down nearly $13 million from the fourth quarter of 2007, due to a higher level of commercial loan payoffs over the last several months.

"The recent downward shift in short-term interest rates along with a reduction in certain deposit rates has enhanced net interest income and margin," said Carol A. Schneeberger, Chief Financial Officer and Treasurer. "However, future margin expansion may be limited as the downward repricing of assets may outpace the reduction in rates on our funding sources."

In the first quarter of 2008, total non-interest income was $8.2 million compared to $8.1 million a year ago. First quarter trust and investment income increased 9% year-over-year, due mostly to a 5% gain in the market value of assets under management since March 31, 2007. Peoples also saw e-banking revenues grow 11% to $0.9 million from sustained increases in debit card activity. These improvements were partially offset by a slight decrease in deposit account service charges attributable to fewer non-sufficient funds fees and lower deposit account fees. Compared to the fourth quarter of 2007, non-interest income was up 8% in the first quarter of 2008, due mostly to the receipt of annual performance based insurance commission income, which is typically earned during the first quarter of each year.

"We continue to see the benefits of our strategic actions designed to grow and diversify non-interest revenues," said Schneeberger. "Our wealth management group has produced another strong quarter, despite the recent downturn in the financial markets that lowered the value of managed assets compared to year-end 2007. Insurance revenues are in line with our expectations considering the challenges from the tighter pricing margins caused by insurance companies reducing premiums to attract market share. Our ongoing commitment to increasing cross-sales through a client relationship approach continues to provide additional opportunities to grow revenues."



Non-interest expense totaled $13.7 million through the first three months of 2008, versus $13.3 million for the same period in 2007. First quarter salary and benefit costs were up 4% year-over-year and accounted for over half of the increase in total non-interest expense, largely attributable to increased sales-based compensation and additional equity-based compensation. Other key contributing factors to higher non-interest expense were increased occupancy expenses, including repairs, maintenance and utility costs, and e-banking expense, primarily online banking costs. Compared to the fourth quarter of 2007, non-interest expense increased $1.4 million, due mostly to higher performance based incentive compensation, medical insurance costs and equity-based compensation, coupled with the lower fourth quarter franchise tax expense which resulted from the settlement of a state tax audit.

During the first quarter of 2008, gross portfolio loan balances decreased $5.2 million, from $1.12 billion at December 31, 2007. Commercial loan balances were down $6.8 million, as commercial real estate loan payoffs outpaced new production. Residential real estate loan balances were flat for the quarter, while Peoples' serviced loan portfolio increased $2.0 million, to $178.8 million at March 31, 2008.

"As anticipated, loan balances declined slightly in the first quarter due to commercial loan payoffs," added Schneeberger. "While lending opportunities exist within our markets, we remain focused on loan quality rather than quantity, even more so during this time of economic uncertainty, which could limit near-term loan growth."

Peoples' provision for loan losses was $1.4 million for the first quarter of 2008, versus $1.5 million and $0.6 million in the fourth and first quarters of 2007, respectively. The provision for loan losses is based on management's quarterly evaluation of the loan portfolio and is directionally consistent with changes in Peoples' overall loan quality. At March 31, 2008, non-performing loans totaled $17.5 million, or 1.57% of total loans, compared to $9.4 million, or 0.83%, at December 31, 2007 and $6.0 million, or 0.53%, at March 31, 2007. Nonaccrual loans increased $8.1 million during the first quarter, due mostly to Peoples placing a single $7 million commercial real estate loan into nonaccrual status. Management believes the loan is adequately collateralized and that it has been appropriately considered in establishing the allowance for loan losses at March 31, 2008. The allowance for loan losses was $16.0 million, or 91.2% of nonperforming loans, at March 31, 2008, versus $15.7 million, or 168.0%, at year-end 2007, and $14.5 million, or 241.3%, at March 31, 2007. In the first quarter of 2008, net loan charge-offs were $1.2 million, up $0.6 million from a year ago, due primarily to the charge-off of $1 million related to the previously mentioned commercial real estate loan placed into nonaccrual status during the quarter.

Retail deposit balances, which exclude brokered deposits, grew $82.4 million during the first quarter of 2008, due almost entirely to growth in interest-bearing deposits. Compared to year-end 2007, retail certificate of deposit balances were up $49.8 million, or 10%, at March 31, 2008, largely attributable to Peoples attracting funds from customers outside its primary market area instead of using higher-costing brokered deposits. Interest-bearing demand deposits also rose $20.3 million, or 11%, during the first quarter of 2008, reflecting seasonal changes in public funds from tax revenues. Non-interest-bearing deposits also grew $2.4 million since year-end 2007, from a $9.3 million increase in consumer deposit balances that offset a $7.1 million decline in commercial balances. The overall deposit growth in the first quarter of 2008 allowed Peoples to reduce higher rate brokered certificates of deposit balances by $19.8 million and contributed to the $61.7 million, or 13%, overall reduction in borrowed funds since year-end.

"Loan quality and higher loan loss provisions are challenging many in the financial services industry," summarized Bradley. "However, we are pleased with first quarter earnings, deposit growth, and net interest margin improvement. We remain committed to growing the company in a disciplined manner that will allow us to deliver sustainable, long-term growth in earnings and dividends."

Peoples Bancorp Inc. is a diversified financial products and services company with $1.9 billion in assets, 50 locations and 38 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units – Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank) and Peoples Insurance Agency, Inc. Peoples' common shares are traded on the NASDAQ Global Select Market under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss first quarter 2008 results of operations today at 11:00 a.m. Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.



Safe Harbor Statement:

     This news release may contain certain forward-looking statements with respect to Peoples' financial condition, results of operations, plans, objectives, future performance and business. Except for the historical and present factual information contained in this news release, the matters discussed in this news release, and other statements identified by words such as "feel," "expect," "believe," "plan," "will," "would," "should," "could" and similar expressions are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Factors that might cause such a difference include, but are not limited to: (1) deterioration in the credit quality of Peoples' loan portfolio could occur due to a number of factors, which may adversely impact the provision for loan losses; (2) competitive pressures among financial institutions or from non-financial institutions, which may increase significantly; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) changes in prepayment speeds, loan originations, sale volumes, and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (5) general economic conditions, either national or in the states in which Peoples and its subsidiaries do business, which may be less favorable than expected; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, which may adversely affect the business of Peoples and its subsidiaries; (8) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio; (9) a delayed or incomplete resolution of regulatory issues that could arise; (10) ability to receive dividends from subsidiaries; (11) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (12) the costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and (13) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

PEOPLES BANCORP INC. (NASDAQ: PEBO)
PER SHARE DATA AND PERFORMANCE RATIOS

	Three Months Ended		
(in $000's, except per share data)	March 31, 2008	December 31, 2007	March 31, 2007
Net income per share:			
Basic	$ **0.55**	$ 0.21	$ 0.53
Diluted	$ **0.55**	$ 0.21	$ 0.53
Cash dividends declared per share	$ **0.22**	$ 0.22	$ 0.22
Book value per share	$ **20.15**	$ 19.70	$ 18.85
Tangible book value per share (a)	$ **13.58**	$ 13.09	$ 12.34
Closing stock price at end of period	$ **24.11**	$ 24.89	$ 26.41
Dividend payout as a percentage of net income	**40.46%**	103.58%	41.23%
Return on average equity (b)	**11.00%**	4.34%	11.59%
Return on average assets (b)	**1.21%**	0.46%	1.22%
Efficiency ratio (c)	**58.09%**	54.14%	58.45%
Net interest margin (fully-tax equivalent) (b)	**3.51%**	3.40%	3.32%

(a) Excludes the balance sheet impact of intangible assets acquired through acquisitions.
(b) Ratios are presented on an annualized basis.
(c) Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses)



PEOPLES BANCORP INC. CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,	
(in $000's)	**2008**	**2007**
Interest income	**$ 27,299**	$ 28,360
Interest expense	**13,013**	14,839
Net interest income	**14,286**	13,521
Provision for loan losses	**1,437**	623
Net interest income after provision for loan losses	**12,849**	12,898
Net gain on investment securities	**293**	17
Non-interest income:		
Insurance commissions	**2,930**	2,950
Service charges on deposits	**2,295**	2,368
Trust and investment income	**1,246**	1,143
Electronic banking revenues	**918**	828
Business owned life insurance	**424**	411
Mortgage banking income	**204**	207
Other	**217**	207
Total non-interest income	**8,234**	8,114
Non-interest expense:		
Salaries and benefits	**7,560**	7,297
Net occupancy and equipment	**1,426**	1,332
Professional fees	**610**	614
Data processing and software	**541**	513
Electronic banking expense	**524**	460
Franchise taxes	**416**	439
Amortization of intangible assets	**415**	500
Marketing	**370**	349
Other	**1,880**	1,838
Total non-interest expense	**13,742**	13,342
Income before income taxes	**7,634**	7,687
Income tax expense	**1,986**	2,041
Net income	**$ 5,648**	$ 5,646
Net income per share:		
Basic	**$ 0.55**	$ 0.53
Diluted	**$ 0.55**	$ 0.53
Cash dividends declared per share	**$ 0.22**	$ 0.22
Weighted average shares outstanding:		
Basic	**10,302,713**	10,584,893
Diluted	**10,345,180**	10,670,148
Actual shares outstanding (end of period)	**10,295,414**	10,511,134



PEOPLES BANCORP INC. CONSOLIDATED BALANCE SHEETS

(in $000's)	March 31, 2008	December 31, 2007
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 47,508	$ 43,275
Interest-bearing deposits in other banks	1,714	1,925
Total cash and cash equivalents	49,222	45,200
Available-for-sale investment securities, at fair value (amortized cost of $543,365 at March 31, 2008 and $535,979 at December 31, 2007)	551,098	542,231
Other investment securities, at cost	23,478	23,232
Total investment securities	574,576	565,463
Loans, net of unearned interest	1,115,729	1,120,941
Allowance for loan losses	(15,953)	(15,718)
Net loans	1,099,776	1,105,223
Loans held for sale	823	1,994
Bank premises and equipment, net of accumulated depreciation	24,762	24,803
Business owned life insurance	50,715	50,291
Goodwill	62,520	62,520
Other intangible assets	5,085	5,509
Other assets	23,959	24,550
TOTAL ASSETS	$ 1,891,438	$ 1,885,553
LIABILITIES		
Non-interest-bearing deposits	$ 177,449	$ 175,057
Interest-bearing deposits	1,071,542	1,011,320
Total deposits	1,248,991	1,186,377
Federal funds purchased, securities sold under repurchase agreements, and other short-term borrowings	154,866	222,541
Long-term borrowings	237,976	231,979
Junior subordinated notes held by subsidiary trusts	22,469	22,460
Accrued expenses and other liabilities	19,715	19,360
TOTAL LIABILITIES	1,684,017	1,682,717
STOCKHOLDERS' EQUITY		
Common stock, no par value (24,000,000 shares authorized, 10,934,940 shares issued at March 31, 2008, and 10,925,954 shares issued at December 31, 2007)	163,857	163,399
Retained earnings	55,890	52,527
Accumulated comprehensive income, net of deferred income taxes	3,977	3,014
Treasury stock, at cost (639,526 shares at March 31, 2008, and 629,206 shares at December 31, 2007)	(16,303)	(16,104)
TOTAL STOCKHOLDERS' EQUITY	207,421	202,836
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,891,438	$ 1,885,553



PEOPLES BANCORP INC. SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	March 31, 2008		December 31, 2007		September 30, 2007		June 30, 2007		March 31, 2007
LOAN PORTFOLIO									
Commercial, mortgage	$	**498,426**	$	513,847	$	481,341	$	468,241	$	477,189
Commercial, other		**180,523**		171,937		174,753		177,651		195,612
Real estate, construction		**72,326**		71,794		83,714		96,690		97,116
Real estate, mortgage		**237,366**		237,641		240,599		243,080		247,110
Home equity lines of credit		**43,101**		42,706		43,506		43,118		43,404
Consumer		**81,108**		80,544		80,661		77,482		74,157
Deposit account overdrafts		**2,879**		2,472		2,047		2,147		1,037
Total loans		**1,115,729**		1,120,941		1,106,621		1,108,409		1,135,625
DEPOSIT BALANCES									
Interest-bearing deposits:									
Retail certificates of deposit	$	**549,439**	$	499,684	$	515,432	$	517,910	$	528,543
Interest-bearing transaction accounts		**211,708**		191,359		178,880		179,430		182,164
Money market deposit accounts		**156,206**		153,299		147,848		149,791		145,073
Savings accounts		**114,433**		107,389		112,507		115,691		119,153
Brokered certificates of deposits		**39,756**		59,589		57,507		66,601		70,535
Total interest-bearing deposits		**1,071,542**		1,011,320		1,012,174		1,029,423		1,045,468
Non-interest-bearing deposits		**177,449**		175,057		171,319		173,675		172,122
Total deposits		**1,248,991**		1,186,377		1,183,493		1,203,098		1,217,590
ASSET QUALITY									
Nonperforming assets:									
Loans 90 days or more past due	$	**438**	$	378	$	190	$	313	$	–
Nonaccrual loans		**17,061**		8,980		5,979		7,096		6,015
Total nonperforming loans		**17,499**		9,358		6,169		7,409		6,015
Other real estate owned		**343**		343		343		213		50
Total nonperforming assets	$	**17,842**	$	9,701	$	6,512	$	7,622	$	6,065
Allowance for loan losses as a percent of nonperforming loans		**91.2%**		168.0%		237.3%		198.3%		241.3%
Nonperforming loans as a percent of total loans		**1.57%**		0.83%		0.56%		0.67%		0.53%
Nonperforming assets as a percent of total assets		**0.94%**		0.51%		0.34%		0.41%		0.32%
Nonperforming assets as a percent of total loans and other real estate owned		**1.60%**		0.87%		0.59%		0.69%		0.53%
Allowance for loan losses as a percent of total loans		**1.43%**		1.40%		1.32%		1.33%		1.28%
REGULATORY CAPITAL (a)									
Tier 1 risk-based capital		**12.13%**		11.91%		11.82%		11.74%		11.93%
Total risk-based capital ratio (Tier 1 and Tier 2)		**13.44%**		13.23%		13.04%		12.97%		13.11%
Leverage ratio		**8.81%**		8.48%		8.67%		8.67%		8.91%
Tier 1 capital	$	**158,919**	$	154,933	$	156,209	$	155,361	$	161,170
Total capital (Tier 1 and Tier 2)	$	**176,083**	$	172,117	$	172,263	$	171,592	$	177,207
Total risk-weighted assets	$	**1,310,391**	$	1,301,056	$	1,321,367	$	1,323,359	$	1,351,409

(a) March 31, 2008 data based on preliminary analysis and subject to revision.



PEOPLES BANCORP INC. PROVISION FOR LOAN LOSSES INFORMATION

(in $000's)		March 31, 2008		December 31, 2007		March 31, 2007
		Three Months Ended				
PROVISION FOR LOAN LOSSES						
Provision for Overdraft Privilege losses	$	**37**	$	172	$	23
Provision for other loan losses		**1,400**		1,350		600
Total provision for loan losses	$	**1,437**	$	1,522	$	623
NET CHARGE-OFFS						
Gross charge-offs	$	**1,638**	$	840	$	1,645
Recoveries		**436**		395		1,026
Net charge-offs	$	**1,202**	$	445	$	619
NET CHARGE-OFFS (RECOVERIES) BY TYPE						
Commercial	$	**861**	$	32	$	288
Real estate		**160**		172		13
Consumer		**102**		66		266
Overdrafts		**87**		177		53
Credit card		**(8)**		(2)		(1)
Total net charge-offs	$	**1,202**	$	445	$	619
Net charge-offs as a percent of loans (annualized)		**0.43%**		0.16%		0.22%

PEOPLES BANCORP INC. SUPPLEMENTAL INFORMATION

(in $000's, end of period)		March 31, 2008		December 31, 2007		September 30, 2007		June 30, 2007		March 31, 2007
Trust assets under management	$	**775,834**	$	797,443	$	805,931	$	766,417	$	744,939
Brokerage assets under management	$	**221,340**	$	223,950	$	218,573	$	209,858	$	201,143
Mortgage loans serviced for others	$	**178,763**	$	176,742	$	176,380	$	172,314	$	165,728
Employees (full-time equivalent)		**556**		559		553		556		560
Announced treasury share plans: (a)										
Total shares authorized for plan		**500,000**		925,000		425,000		425,000		425,000
Shares purchased		**13,600**		84,600		139,000		70,000		170,000
Average price	$	**21.59**	$	24.25	$	24.05	$	26.79	$	28.70

(a) 2008 data reflects shares purchased under the repurchase plan announced on November 9, 2007, authorizing the repurchase of up to 500,000 common shares, upon the completion of the 2007 Stock Repurchase Program. 2007 data reflects shares purchased under the repurchase plan announced on November 9, 2007, and under the 2007 Stock Repurchase Program announced on January 12, 2007, authorizing the repurchase of up to 425,000 common shares. The number of common shares purchased for treasury and average price paid are presented for the three-month period ended on the date indicated.



PEOPLES BANCORP INC. CONSOLIDATED AVERAGE BALANCE SHEET AND NET INTEREST INCOME

				Three Months Ended					
	March 31, 2008			December 31, 2007			March 31, 2007		
(in $000's)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
ASSETS									
Short-term investments	$ 4,017	$ 32	3.11%	$ 2,632	$ 31	4.64%	$ 3,883	$ 46	4.81%
Investment securities (a)	581,638	7,810	5.37%	581,971	7,906	5.43%	559,292	7,281	5.21%
Gross loans (a)	1,113,023	19,879	7.17%	1,125,794	21,232	7.48%	1,129,520	21,368	7.65%
Allowance for loan losses	(16,240)			(15,048)			(14,731)		
Total earning assets	1,682,438	27,721	6.61%	1,695,349	29,169	6.85%	1,677,964	28,695	6.89%
Intangible assets	67,831			68,275			68,589		
Other assets	128,307			128,747			128,598		
Total assets	1,878,576			1,892,371			1,875,151		
LIABILITIES AND EQUITY									
Interest-bearing deposits:									
Savings	108,525	122	0.45%	109,543	181	0.66%	114,132	166	0.59%
Interest-bearing demand deposits	197,998	982	1.99%	185,246	1,036	2.22%	176,773	846	1.94%
Money market	152,202	1,058	2.80%	151,582	1,365	3.57%	141,402	1,369	3.93%
Brokered time	53,334	695	5.24%	59,306	774	5.18%	70,518	897	5.16%
Retail time	523,929	5,608	4.30%	506,014	5,698	4.47%	531,776	5,849	4.46%
Total interest-bearing deposits	1,035,988	8,465	3.29%	1,011,691	9,054	3.55%	1,034,601	9,127	3.58%
Short-term borrowings	188,615	1,539	3.24%	245,977	2,804	4.48%	249,333	3,215	5.17%
Long-term borrowings	257,598	3,009	4.68%	244,822	2,965	4.83%	206,346	2,497	4.86%
Total borrowed funds	446,213	4,548	4.05%	490,799	5,769	4.61%	455,679	5,712	5.02%
Total interest-bearing liabilities	1,482,201	13,013	3.52%	1,502,490	14,823	3.91%	1,490,280	14,839	4.02%
Non-interest-bearing deposits	172,994			173,411			171,123		
Other liabilities	16,889			15,071			16,143		
Total liabilities	1,672,084			1,690,972			1,677,546		
Stockholders' equity	206,492			201,399			197,605		
Total liabilities and equity	$ 1,878,576			$ 1,892,371			$ 1,875,151		
Net interest income/spread (a)		$ 14,708	3.09%		$ 14,346	2.94%		$ 13,856	2.87%
Net interest margin (a)			3.51%			3.40%			3.32%

(a) Information presented on a fully tax-equivalent basis.

END OF RELEASE